Stallion Synergies, Inc
244 Fifth Ave Suite #H207
New York, NY 10001
Tel: 212-726-2983
e-mail: info@stallionsynergies.com
www.stallionsynergies.com

September 10, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Scot Foley, John Krug, Donald Abbott, Lisa Vanjoske

Re:	Stallion Synergies, Inc

Registration Statement on Form S-1

File No. 333-196599

Request for Acceleration of Effectiveness

Dear Sir/Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stallion Synergies, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-196599), as amended (the “Registration Statement”), so that it may become effective at 4.00 p.m. Eastern Daylight Time on September 16, 2014, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (212) 726-2983, or in his absence, Khoo Hsiang Hua, Secretary at (917) 720-3390.

Sincerely,

STALLION SYNERGIES, INC

/s/ Long Nguyen

Long Nguyen

Chief Executive Officer